Exhibit 21.1
Subsidiaries of the Registrant
     The following table sets forth, at December 31, 2009, the Registrant’s subsidiaries and their respective jurisdictions of incorporation.

Name	Jurisdiction
Ad-Icon Company Limited	Hong Kong
Ad-Icon Shanghai Advertising Co., Ltd.	China
Beijing Wanshuizhiyuan Advertising Co., Ltd.	China
Great Talent Holdings Limited	Hong Kong
Jieli Investment Management Consulting (Shanghai) Co., Ltd.	China
Jieli Network Technology Development (Shanghai) Co., Ltd.	China
SearchMedia International Limited	China
Shanghai Botang Advertising Co., Ltd.	China
Shanghai Haiya Advertising Co., Ltd.	China
Shenyang Jingli Advertising Co., Ltd.	China
Wuxi Ruizhong Advertising Co., Ltd.	China
Zhejiang Continental Advertising Co, Ltd.	China